SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM   6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow

Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated July 12, 2012

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com

Trinity Biotech Announces Quarter 2 Financial Results

EPS of 20 cents per ADR – an increase of 11%.

DUBLIN, Ireland (July 12, 2012)…. Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended June 30, 2012.

Quarter 2 Results

Total revenues for Q2, 2012 were $20.8m which compares to $19.5m in Q2, 2011, an increase of 7%. However, if exchange rate movements are taken into account, the underlying organic growth in revenues would have been 8.5% for the quarter.

Point-Of-Care revenues for Q2, 2012 increased by 6.1% when compared to Q2, 2011. This increase was mainly attributable to increased HIV sales in Africa and in particular in Eastern Africa where the Company’s Unigold product has improved its position in some of the national testing algorithms.

Clinical Laboratory revenues increased from $15.3m to $16.4m, which represents an increase of 7.2% compared to Q2, 2011. This growth included additional Premier revenues, of which sales in the quarter increased to 52 instruments, compared with 31 in Q1, 2012. Other growth areas included increased sales of infectious diseases products in China and the USA.

Revenues for Q2, 2012 by key product area were as follows:

	2011 Quarter 2	2012 Quarter 2	Increase
	US$’000	US$’000%
Point-of-Care	4,157	4,410	6.1%
Clinical Laboratory	15,298	16,399	7.2%
Total	19,455	20,809	7.0%

Gross profit for Q2, 2012 amounted to $10.7m representing a gross margin of 51.6% which is broadly in line with the 51.4% achieved in Q2, 2011. The impact of lower margin instrument sales has been offset by higher margin point-of-care and Lyme sales.

Both Research and Development expenses and Selling, General and Administrative (SG&A) expenses have remained in line with Q2, 2011 at $0.8m and $5.2m respectively.

Meanwhile, Operating Profit has increased by 10.5% to $4.3m for the quarter and this is reflected in an increase in operating margin from 20.0% to 20.6%. This reflects the on-going improvements being achieved in profitability as the Company continues to grow revenues whilst holding the cost base steady.

Net financial income was almost $0.6m and is broadly consistent with the equivalent period last year.

Profit After Tax increased by over 11% to $4.3m, from $3.9m in the comparative period last year. EPS for Q2, 2012 grew from 18.1 US cents to 20 US cents, representing an increase of over 10.5%. The tax charge for Q2, 2012 was $0.6m which represents an effective tax rate of approximately 12%.

Free Cash Flows for the quarter were $2.1m, which is in line with expectations, following the inclusion of the first full quarter of Fiomi, the Company’s new subsidiary for the development of cardiac assays. The Company paid a dividend of $3.2m during the quarter with other significant cash movements including the receipt of $11.25m from Stago, being the final tranche of deferred consideration, and share repurchases of $2.0m. This has resulted in an increase in cash balances by $8.1m to $73.6m at the end of the quarter.

Recent Developments

•

The Company continued to see strong growth in sales of its new Premier instrument, growing from 31 instruments in quarter 1, 2012 to 52 instruments this quarter. We are currently awaiting registration in China and Brazil and also will soon be launching the instrument in South East Asia followed by Australia/New Zealand.

•	In June 2012, the company paid a dividend of 15 US cents per ADR, which represents an increase of 50% compared with 10 US cents per ADR paid in 2011.

•

The Company continued its share buyback program during the quarter, repurchasing over 175,000 ADRs at a cost of approximately $2m, thus representing an average cost of $11.49 per ADR. This brings the total number of ADRs repurchased since the program began to over 880,000 at a cost of approximately $9.1m.

•	In April, 2012 the company received the final deferred consideration payment of $11.25m from Stago in relation to the 2010 divestiture of the Coagulation product line.

Comments

Commenting on the results, Kevin Tansley, Chief Financial Officer, said “This quarter we are building on our track record of growing profitability. With profits of $4.3m we have achieved a quarterly EPS of 20 cents for the first time in the Company’s history. This represents an increase of 11% over the equivalent quarter last year and has been achieved through a combination of organic revenue growth and strong operating margins. We also continue to generate very healthy free cash flows and this has contributed to bringing our cash balances to approximately $74m.”

Ronan O’Caoimh, CEO, stated “the highlight for Trinity this quarter was the continued growth in Premier sales to 52 instruments. This brings the total number of instruments sold for the year to date to 83 and over 100 since its launch in late 2011. We are particularly pleased by the range of jurisdictions where the instrument has gained traction. In addition to the principal markets of the USA and Europe, we have also made sales in Turkey and a number of countries in South America this quarter. Further growth will be achieved by growing these markets and through sales in China and Brazil once product registration has been obtained and also following the roll-out of the instrument in South East Asia and Australia/New Zealand. However, this quarter’s growth has not just been confined to Premier. We have also continued to grow our HIV business, particularly in Eastern Africa. At the same time, we have achieved growth of infectious diseases products in our key target market of China and in the USA.”

Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc

Consolidated Income Statements

(US$000’s except share data)	Three Months Ended June 30, 2012 (unaudited)	Three Months Ended June 30, 2011 (unaudited)	Six Months Ended June 30, 2012 (unaudited)	Six Months Ended June 30, 2011 (unaudited)
Revenues	20,809	19,455	40,835	38,109
Cost of sales	(10,071)	(9,451)	(19,754)	(18,548)

Gross profit	10,738	10,004	21,081	19,561
Gross profit %	51.6%	51.4%	51.6%	51.3%
Other operating income	114	233	289	530
Research & development expenses	(753)	(800)	(1,598)	(1,487)
Selling, general and administrative expenses	(5,240)	(5,217)	(10,444)	(10,263)
Indirect share based payments	(563)	(332)	(900)	(754)

Operating profit	4,296	3,888	8,428	7,587
Financial income	605	631	1,151	1,273
Financial expenses	(35)	(3)	(36)	(7)

Net financing income	570	628	1,115	1,266

Profit before tax	4,866	4,516	9,543	8,853
Income tax expense	(564)	(654)	(1,131)	(1,239)

Profit for the period	4,302	3,862	8,412	7,614

Earnings per ADR (US cents)	20.0	18.1	39.4	35.6
Diluted earnings per ADR (US cents)	19.2	17.3	37.7	34.2
Weighted average no. of ADRs used in computing basic earnings per ADR	21,465,047	21,352,012	21,341,365	21,369,919
Weighted average no. of ADRs used in computing diluted earnings per ADR	22,439,332	22,287,860	22,307,429	22,258,757

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Balance Sheets

	June 30, 2012 US$ ‘000 (unaudited)	March 31, 2012 US$ ‘000 (unaudited)	Dec 31, 2011 US$ ‘000 (audited)
ASSETS
Non-current assets
Property, plant and equipment	8,242	7,823	7,626
Goodwill and intangible assets	62,276	59,832	45,390
Deferred tax assets	2,986	3,034	2,977
Other assets	836	528	493

Total non-current assets	74,340	71,217	56,486

Current assets
Inventories	20,794	19,301	19,838
Trade and other receivables	14,924	25,677	23,973
Income tax receivable	290	271	117
Cash and cash equivalents	73,605	65,499	71,085

Total current assets	109,613	110,748	115,013

TOTAL ASSETS	183,953	181,965	171,499

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,117	1,109	1,106
Share premium	3,740	3,086	2,736
Accumulated surplus	150,984	151,082	143,482
Other reserves	3,837	4,021	4,008

Total equity	159,678	159,298	151,332

Current liabilities
Interest-bearing loans and borrowings	30	70	108
Income tax payable	1,704	1,879	1,582
Trade and other payables	11,766	10,104	11,589
Provisions	50	50	50

Total current liabilities	13,550	12,103	13,329

Non-current liabilities
Other payables	3,269	3,273	10
Deferred tax liabilities	7,456	7,291	6,828

Total non-current liabilities	10,725	10,564	6,838

TOTAL LIABILITIES	24,275	22,667	20,167

TOTAL EQUITY AND LIABILITIES	183,953	181,965	171,499

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc

Consolidated Statement of Cash Flows

(US$000’s)	Three Months Ended June 30, 2012 (unaudited)	Three Months Ended June 30, 2011 (unaudited)	Six Months Ended June 30, 2012 (unaudited)	Six Months Ended June 30, 2011 (unaudited)
Cash and cash equivalents at beginning of period	65,499	59,818	71,085	58,002
Operating cash flows before changes in working capital	5,610	5,165	10,725	9,938
Changes in working capital	(770)	(876)	(2,591)	104

Cash generated from operations	4,840	4,289	8,134	10,042
Net Interest and Income taxes received	26	808	501	1,046
Capital Expenditure & Financing (net)	(2,770)	(2,094)	(5,157)	(4,199)

Free cash flow	2,096	3,003	3,478	6,889
Proceeds from sale of Coagulation product line	11,250	11,250	11,250	11,250
Cash paid to acquire Phoenix Bio-tech	—	(500)	(333)	(1,500)
Cash paid to acquire Fiomi Diagnostics	—	—	(5,624)	—
Dividend payment	(3,223)	(2,149)	(3,223)	(2,149)
Repurchase of own company shares	(2,017)	—	(3,028)	(1,070)

Cash and cash equivalents at end of period	73,605	71,422	73,605	71,422

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
(Registrant)

By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: July 12, 2012.